

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-mail
Michael P. Gregoire
Chief Executive Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

> **Re:** **CA, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 001-09247**

Dear Mr. Gregoire:

We have reviewed your filing and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Part III Information Incorporated By Reference to Schedule 14A Filed June 12, 2013

Compensation and Human Resources Committee Report on Executive Compensation

Compensation Discussion and Analysis, page 26

1. Please confirm in future filings that you will provide individualized disclosure of how your compensation committee determined the target long-term incentive plan equity awards for each of your named executive officers. Refer to Item 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Michael P. Gregoire
CA, Inc.
September 11, 2013
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 if you have any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor